PRESS RELEASE

FINAL – FOR RELEASE

Navios Maritime Holdings Inc.

Announces

George Achniotis as Chief Financial Officer

And

Michael E. McClure as Senior Vice President – Corporate Affairs

PIRAEUS, GREECE, April 12, 2007 – Navios Maritime Holdings Inc. (“Navios”) (NYSE: NM), a large, global, vertically integrated seaborne shipping company, announced today that Mr. George Achniotis will now serve as Chief Financial Officer and Michael McClure as Senior Vice President - Corporate Affairs.

“George’s depth of experience in financial matters, and knowledge of the shipping industry will be invaluable as we continue to build our business," said Ms. Angeliki Frangou, CEO and Chairman of Navios. "We look forward to George's leadership and continued contribution as he expands the financial group’s function."

Mr. Achniotis joined Navios in August of 2006 as Senior Vice President-Business Development and assisted in a number of financing and other projects successfully completed during the past nine months.  Before joining Navios, Mr. Achniotis was a partner at PricewaterhouseCoopers where he led the shipping practice in Piraeus, Greece. Mr. Achniotis has over 19 years experience in finance, having worked in England, Cyprus and Greece and is a qualified Chartered Accountant, member of the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accounts in Cyprus.  Mr. Achniotis also holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Commenting on Mr. McClure’s new position, Ms. Frangou stated, “During Mike’s 29-year tenure with Navios, he has demonstrated consistent excellence and developed as an industry leader through his pioneering work on FFA trading with The Baltic Exchange. We are pleased the Company and investors will continue to benefit from Mr. McClure’s leadership and industry knowledge. ”

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios's stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols "NM" and “NM WS”, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com

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